Mail Stop 4561

May 4, 2006

Jack L. Alderman
Chairman of the Board
E Energy Adams, LLC
510 Main Street, P.O. Box 49
Adams, Nebraska 68301

> **Re:** **E Energy Adams, LLC**
> **Amendment No. 4 to the Registration Statement on Form SB-2**
> **Filed April 13, 2006**
> **Registration No. 333-128902**

Dear Mr. Alderman:

We have reviewed your amended registration statement and have the following comments. Please note that the page numbers referenced below correspond to the courtesy marked copies of the registration statement that you provided to us.

Form SB-2/A

General

1. We note your revised disclosure on page 15 that you have loaned approximately $135,000 to E Energy Auburn, LLC, an entity owned by three of your current officers and one director. However, it is unclear why this transaction is not disclosed as a related party transactions and no exhibit memorializing this agreement is filed as an exhibit to the registration statement. See Item 404(a) of Regulation S-B. Please also tell us how you intend to comply with Section 13(k) of the Exchange Act.

2. Please refer to prior comment 2 from our letter dated April 6, 2006. We note the inclusion of PRX Geographic as an expert on page 90 and the consent filed as exhibit 23.4. However, we were unable to locate similar disclosure for Holbrook Consulting Services, LLC. Please revise to provide the required disclosure or advise us as to why such disclosure is not necessary.

Estimated Sources of Funds, page 33

3.   In the paragraph preceding your table, you state that 2,393 units are used as one
        scenario because it is in the best interests of the company to finance the project
        using $35.53 million in equity proceeds and $49.5 million in debt financing.
        However, these values do not match those given in the second scenario of your
        table. Please revise or advise.

Federal Income Tax Consequences of Owning Our Units, page 80

4.   Please refer to prior comment 5 from our letter dated April 6, 2006. It appears
        that the only material tax consequence to which counsel is opining is that you will
        be treated as a partnership for federal income tax purposes. In addition, we note
        that in Exhibit 8.1, you state that this section of the prospectus addresses "all
        material federal income tax consequences to prospective Unit holders." Please
        confirm to us that the company's treatment as a partnership is the only material
        tax consequence of owning and disposing units in your company. If not, please
        revise to disclose all material tax consequences.

Part II

Exhibit 8.1

5.   Please provide a dated tax opinion with your next amendment.

6.   Please revise your opinion to state that the statements set forth under the heading
        "Federal Income Tax Consequences of Owning our Units" *is* counsel's opinion,
        not that it *reflects* counsel's opinion. Again, we reiterate that "all statements as to
        matters of law and legal conclusions" should be identified, since not all potential
        investors may be familiar with what is or is not a matter of law or legal
        conclusion. Additionally, please revise the sentence that the referenced section of
        the prospectus "also addresses" all material federal income tax consequences to
        state that such section "is the opinion of counsel" on all material federal income
        tax consequences to prospective Unit holders of the ownership and disposition of
        Units.

* * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

You may contact Chauncey Martin at (202) 551-3441 or Brad Skinner, Branch Chief – Accounting, at (202) 551-3489 if you have questions regarding our comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or Anne Nguyen, Special Counsel, at (202) 551-3611 with any other questions. In the alternative, you may me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile: (515) 283-0231
        Valerie D. Bandstra, Esq.
        Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C.
        Phone: (515) 242-2400